November 18, 2011

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention:  Kevin L. Vaughn,
Accounting Branch Manager

Re:	Positron Corporation
Amendment No. 1 to Form 10-K for the Year ended December 31, 2010
Filed September 15, 2011
Form 10-Q for the quarter ended June 30, 2011
Filed August 15, 2011
File No. 000-24092

Dear Mr. Vaughn:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing provided in your letter dated September 27, 2011 (the “Comment Letter”).  Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

Form 10-K/A for the fiscal year ended December 31, 2010 filed September 15, 2011

Non-Employee Director Compensation, page 27

1.
We note from your response to prior comment 1 that Mr. Okamura and Dr. Nicholls were awarded stock options and then surrendered those stock options. If true, please include the substance of your response to prior comment 1 in your filing. Please include the exact dates and amounts of the grants and the dates the options were surrendered for each director. We note, in this regard, that a majority of these equity awards had an expiration date in December 2010 per the outstanding equity awards table on page 26 of your Form 10-K/A for the fiscal year ended December 31, 2009 filed on September 26, 2011. Please also tell us when those directors will make the appropriate Section 16 filings relating to the acquisition and disposition of those securities. To the extent that the appropriate Forms under Section 16 of the Exchange Act were not timely filed related to those acquisitions and dispositions, please make the disclosure required by Regulation S-K Item 405 in your filing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance." Please also tell how and when Mr. Okamura and Dr. Nicholls acquired the options for Series B preferred stock indicated in the beneficial ownership table on page 27 and why those options should not be considered compensation.

We have revised the disclosure in Item 11 from:

During 2010, certain option holders forfeited 3,950,000 common stock options that were vested and exercisable.

to state:

During 2010, certain option holders forfeited 3,950,000 common stock options that were vested and exercisable.  Sachio Okamura surrendered options to acquire 75,000 shares of common Stock.  Options to purchase 25,000 shares were originally issued to Mr. Okamura on January 1, 2003, options to purchase 25,000 shares were originally issued on January 1, 2004, and options to purchase 25,000 shares were originally issued on January 1, 2005.  Also on that date, Dr. Anthony C. Nichols surrendered options to acquire 50,000 shares of common Stock.  Options to purchase 25,000 shares were originally issued to Dr. Nicholls July 26, 2004 and options to purchase 25,000 shares were originally issued on August 24, 2005.  Patrick G. Rooney surrendered options to acquire 75,000 shares of common Stock.  Options to purchase 25,000 shares were originally issued to Rooney on July 26, 2004, options to purchase 25,000 shares were originally issued on January 3, 2005, and options to purchase 25,000 shares were originally issued on August 1, 2006.  The remaining options to purchase 3,600,000 shares were forfeited by one individual who was neither an officer or director of the Company.

Dr. Nichols and Mr. Okamura are filing Form 4’s to report these transactions contemporaneous herewith.  Accordingly, we have updated the disclosure entitled “SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE” to provide:

The Company's Chief Executive Officer and Chairman, Patrick G. Rooney, failed to file a report on Form 4 covering the issuance of 700,000 shares of the Company’s Series B Convertible Preferred Stock on January 8, 2010 through September 13, 2011, the date the Form 4 was filed and the disposition of options to purchase an aggregate of 75,000 shares of Common Stock until November 8, 2011 the date the report was filed.

The Company's Chief Financial Officer and Director, Corey N. Conn, failed to file a report on Form 3 covering the issuance of 550,000 shares of the Company’s Series B Convertible Preferred Stock on January 8, 2010 through May 11, 2011, the date the Form 3 was filed.

The Company's Vice President of Pharmaceuticals, Scott M. Stiffler, failed to file a report on Form 3 covering his status from January 2010 through May 11, 2011, the date the Form 3 was filed.

The Company's Vice President of Engineering & Services, Timothy M. Gabel, failed to file a report on Form 3 covering the issuance of 365,000 shares of the Company’s Series B Convertible Preferred Stock on January 8, 2010 through May 11, 2011, the date the Form 3 was filed.

The Company's President and Director, Joseph G. Oliverio, failed to file a report on Form 4 covering the issuance of 550,000 shares of the Company’s Series B Convertible Preferred Stock on January 8, 2010 through September 13, 2011, the date the Form 4 was filed.

The Company’s Director, Sachio Okamura, failed to file a report on Form 4 covering the issuance of 500,000 shares of the Company’s Common Stock on November 16, 2006 and the disposition of options to purchase an aggregate of 575,00 shares of Common Stock on December 29, 2010, through November 8, 2011, the date the report was filed.

The Company’s Director, Anthony C. Nicholls, failed to file a report on Form 4 covering the issuance of 25,000 shares of the Company’s Common Stock on July 26, 2004, the issuance of 500,000 shares of the Company’s Common Stock on November 16, 2006 and the disposition of options to purchase an aggregate of 550,00 shares of Common Stock on December 29, 2010, through November 18, 2011, the date the report was filed.

Imagin Diagnostic Centres, Inc., a ten percent shareholder of the Company, has failed to file reports on Form 3 and Form 4 covering the acquisition and status to it for the periods of January 1, 2004 through the filing of this amended report.

Further, we have amended the Summary Compensation Table to include the Series B options as follows:

Summary Compensation Table

The following Summary Compensation Table shows certain compensation information for each of the Named Executive Officers. Compensation data is shown for the years ended December 31, 2010 and 2009. This information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

Name and Principal Position	Year	Salary (a)	Bonus	Restricted Stock Awards	Option Awards (b)	Nonequity Incentive plan	All other compensation	Total

Patrick G. Rooney,	2010	$135,000	-	-	$700,000	-	-	$835,000
Chief Executive Officer	2009	$100,000	-	-	-	-	-	$100,000

Joseph G. Oliverio,	2010	$160,000	-	-	$550,000	-	-	$710,000
Chief Technical Officer	2009	$150,000	-	-	-	-	-	$150,000

Corey N. Conn,	2010	$135,000	-	-	$550,000	-	-	$685,000
Chief Financial Officer	2009	$100,000	-	-	-	-	-	$100,000

Timothy M. Gabel,	2010	$135,000	-	-	$365,000	-	-	$500,000
Vice President Engineering and Service	2009	$100,000	-	-	-	-	-	$100,000

John Zehner,	2010	$111,538	-	-	-	-	-	$111,538
Executive Vice President	2009	$100,000	-	-	-	-	-	$100,000

Scott Stiffler,	2010	$125,000	-	-	-	-	-	$125,000
Vice President of Pharmaceuticals	2009	$100,000	-	-	-	-	-	$100,000

Sachio Okamura,	2010	$-	-	-	25,000	-	-	$25,000
Director	2009	$-	-	-	-	-	-	$-

Dr. Anthony C. Nicholls,	2010	$-	-	-	15,000	-	-	$15,000
Director	2009	$-	-	-	-	-	-	$-

In addition, the Company has amended its disclosure to state:

Non-Employee Director Compensation

During the fiscal year ended December 31, 2010, our Non-Employee Directors were compensated as follows: Sachio Okamura was issued options to purchase 25,000 shares of Series B Convertible Preferred Stock; and Dr. Anthony C. Nicholls was issued options to purchase 15,000 shares of Series B Convertible Preferred Stock.  Non-Employee Directors continue to be reimbursed for their reasonable expenses associated with attending board and committee meetings.

2.
Further to above, to the extent that your executive officers also participated in your reorganization, please revise where appropriate to discuss their participation. We note, in this regard, your disclosure of outstanding equity awards of your executive officers as of December 31, 2009 on page 26 of your Form 10-K/A for the fiscal year ended December 31, 2009 filed on September 26, 2011 and that these awards are no longer outstanding as of December 31, 2010 according to your outstanding equity awards table on page 24 of this filing. To the extent that the appropriate Forms under Section 16 of the Exchange Act were not timely filed related to the acquisitions and dispositions of the securities outstanding as of December 31, 2009, please make the disclosure required by Regulation S-K Item 405 in your filing under the heading "Section 16(a) Beneficial Ownership Reporting Compliance."

See response to Comment 1, above.

Item 12. Security Ownership of Certain Beneficial Owners .... page 27

3.
Please reconcile your disclosure in the table that Solaris Opportunity Fund, L.P. beneficially owns 1,142,714.4 shares of your Series B preferred stock with your disclosure in footnote (c) that Solaris Opportunity Fund, L.P. owns 1,073,000 shares of Series B preferred stock. Please also tell us where the "12,274,140 shares owned directly" by Solaris mentioned in footnote (c) is reflected in your table.

4.
Please provide us the calculations supporting your disclosure of the percentage of common stock and percentage of Series B preferred stock beneficially owned by Solaris Opportunity Fund, L.P. and Imagin Diagnostic Centres, Inc. and of the percentage of common stock beneficially owned by each of your officers and directors and "All Directors and Executive Officers as a Group."

5.
Please reconcile your disclosure in the table of the number of common shares beneficially owned by Sachio Okamura, Dr. Anthony C. Nicholls and Timothy M. Gabel with your disclosure in footnotes (f), (h), and (j). For example, we note (1) your disclosure in the table that Mr. Okamura beneficially owns 25,000 shares of common stock and your disclosure in footnote (t) that he beneficially owns 25,000 shares of Series B preferred stock which are convertible into 2,500,000 shares of common stock; (2) your disclosure in the table that Dr. Nicholls beneficially owns 15,000 shares of common stock and disclosure in footnote (h) that he beneficially owns 15,000 shares of Series B preferred stock which are convertible into 1,500,000 shares of common stock; and (3) your disclosure in the table that Mr. Gabel beneficially owns 365,000 shares of common stock and your disclosure in footnote (j) that he beneficially owns 365,000 shares of Series B preferred stock which are convertible into 36,500,000 shares of common stock. To the extent you make changes to the number of shares beneficially owned by these individuals, please also revise the percentages in the last column as appropriate.

6.
The number of common shares beneficially owned by Patrick G. Rooney through Solaris Opportunity Fund, L.P. should also be included in the shares disclosed as beneficially owned by Mr. Rooney in his individual capacity and should be included in the share count under "All Directors and Executive Officers as a Group" with appropriate footnote disclosure in each instance. Please revise.

We have revised the Beneficial Ownership table and related notes as follows:

The following tables, based in part upon information supplied by officers, directors and principal shareholders, set forth certain information regarding the beneficial ownership of the Company's voting securities by (i) all those known by the Company to be beneficial owners of more than 5% of the Company's voting securities; (ii) each director (iii) the Company's Chief Executive Officer and the four other highest paid executive officers (the "Named Executive Officers"); and (iv) the directors and executive officers as a group.

Name of Beneficial Owner		Title of Class	Beneficial Ownership (a)	Number of Shares Subject to Options, Warrants and Convertible Preferred Stock Exercisable	Percent of Class (b)
Solaris Opportunity Fund, L.P.	(c)	Common	5,300,000	0	59.01%
		Series B Preferred	1,142,741.4	114,274,140
		Series S Preferred	100,000	1,000,000,000
Imagin Diagnostic Centres, Inc.	(d)	Common	750,000	0	28.55%
		Series B Preferred	3,347,502	334,750,200
Joseph G. Oliverio	(e)	Common	0	55,000,000	6.57%
Patrick G. Rooney	(f)	Common	0	1,189,574,140	60.47%
Corey N. Conn	(g)	Common	0	55,000,000	6.57%
Timothy M. Gabel	(h)	Common	0	36,500,000	4.46%
Sachio Okamura	(i)	Common	0	2,500,000	* %
Dr. Anthony C. Nicholls	(j)	Common	0	1,500,000	* %
All Directors and Executive Officers as a Group		Common	0	1,340,074,140	63.42%

*   Does not exceed 1% of the referenced class of securities.

(a)       Security ownership is direct unless indicated otherwise.  Security ownership information for beneficial owners is taken from statements filed with the Securities and Exchange Commission pursuant to Sections 13(d), 13(g) and 16(a) and/or information made known to the Company.

(b)       For each shareholder, the calculation of beneficial ownership is based upon 782,727,497 shares of Common Stock outstanding as of December 31, 2010 and shares of Common Stock subject to options, warrants and/or conversion rights held by the shareholder that are currently exercisable or exercisable within 60 days, which are deemed to be outstanding and to be beneficially owned by the shareholder holding such options, warrants, or conversion rights.  Each share of Series A Preferred Stock converts into one fully paid and non-assessable shares of Common Stock.  Each share of Series B Convertible Preferred Stock converts into one hundred (100) shares of Common Stock.  Each share of the Series S Convertible Preferred Stock converts into the number of Series S Preferred shares converted multiplied by Ten Thousand (10,000).

(c)       Includes 5,300,000 shares owned directly, 114,274,140 shares issuable upon full conversion of 1,142,741.4 shares of Series B Preferred Stock and 1,000,000,000 shares issuable upon full conversion of 100,000 shares of Series S Preferred Stock. The address for Solaris Opportunity Fund, L.P. is 700 Commerce Drive, Suite 500, Oak Brook, Illinois 60523.  Patrick G. Rooney holds voting and dispositive power for Solaris Opportunity Fund, L.P.

(d)       Includes 750,000 shares owned directly, and 334,750,200 shares issuable upon full conversion of 3,347,502 shares of Series B Preferred Stock.  The address for IMAGIN Diagnostic Centres, Inc. (“IDC”) is 3014 - 610 Granville St., Vancouver, British Columbia, V6C 3T3, Canada. Patrick J. Rooney, is the principal officer of IDC and holds voting and dispositive power over the securities held by IDC.

(e)       Includes 55,000,000 shares of Common Stock issuable upon full conversion of 550,000 Series B shares that may be acquired by Mr. Oliverio pursuant to stock options that are exercisable until December 31, 2013.

(f)        Includes 70,000,000 shares of Common Stock issuable upon full conversion of 700,000 Series B shares that may be acquired by Mr. Rooney pursuant to options that are exercisable until December 31, 2013.  Also includes 1,119,574,140 shares of common stock held by or convertible to by Solaris Opportunity fund, L.P. (“Solaris”), over which Mr. Rooney holds voting and dispositive power.  Mr. Rooney disavows beneficial ownership over any securities held by Solaris.

(g)       Includes 55,000,000 shares of Common Stock issuable upon full conversion of 550,000 Series B shares that may be acquired by Mr. Conn pursuant to stock options that are exercisable until December 31, 2013.

(h)       Includes 36,500,000 shares of Common Stock issuable upon full conversion of 365,000 Series B shares that may be acquired by Mr. Gabel pursuant to stock options that are exercisable until December 31, 2013.

(i)        Includes 2,500,000 shares of Common Stock issuable upon full conversion of 25,000 Series B shares that may be acquired by Mr. Okamura pursuant to stock options that are exercisable until December 31, 2013.

(j)        Includes 1,500,000 shares of Common Stock issuable upon full conversion of 15,000 Series B shares that may be acquired by Dr. Nicholls pursuant to stock options that are exercisable until December 31, 2013.

The address for all officers and directors of the Company is 7715 Loma Ct. Suite A, Fishers, IN. 46038.

Signatures. page 39

7.	In your amendment, please include the second paragraph and the signatures of the required persons in the required capacities in accordance with General Instruction D to Form 10-K.

We have revised the signature page to include the appropriate signatures as follows:

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSITRON CORPORATION

Date: November 18, 2011	By:	/s/ Patrick G. Rooney
Patrick G. Rooney
Chief Executive Officer and Chairman of the Board
(principal executive officer)

By:	/s/ Corey N. Conn
Corey N. Conn
Chief Financial Officer
(principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PATRICK G. ROONEY	Chairman and Chief Executive Officer	November 18, 2011
Patrick G. Rooney	(Principal Executive Officer)

/s/COREY N. CONN	Chief Financial Officer and Director	November 18, 2011
Corey N. Conn	(Principal Financial Officer)

/s/JOSEPH G. OLIVERIO	Chief Technical Officer and Director	November 18, 2011
Joseph G. Oliverio

/s/TIMOTHY M. GABEL	Vice President of Engineering & Service	November 18, 2011
Timothy M. Gabel

/s/SCOTT STIFFLER	Vice President of Pharmaceuticals	November 18, 2011
Scott Stiffler

/s/SACHIO OKAMURA	Director	November 18, 2011
Sachio Okamura

/s/ANTHONY C. NICHOLLS	Director	November 18, 2011
Dr. Anthony Nicholls

Form 10-Q as of June 30, 2011

Note 12. Related Party Transactions, page 12

8.
We note your response to prior comment 7. Please revise your future filings to disclose in more detail the nature of this accounts receivable and to fully address why you believe that this accounts receivable is fully collectible as of each reporting date based upon the guidance in 310-10-30 and 35 of the FASB Accounting Standards Codification.

We will revise our future filings to disclose in greater detail the nature of this accounts receivable and why we believe it is fully collectible based upon the guidance in 310-10-30 and 35 of the FASB Accounting Standards Codification.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

POSITRON CORPORATION

By:	/s/ Patrick G. Rooney

Patrick G. Rooney

Chief Executive Officer